UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number 000-22286
Taro Pharmaceutical Industries Ltd.

(Translation of registrant's name into English)

Italy House, Euro Park, Yakum 60972, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On September 29, 2009 Taro Pharmaceutical Industries Ltd. ("Taro") and Taro Pharmaceuticals U.S.A., Inc. filed a complaint in the United States District Court for the Southern District of New York against Sun Pharmaceutical Industries, Ltd. and certain of its affiliates, including Caraco Pharmaceutical Laboratories, Ltd.  On the same day, Taro issued a press release announcing the lawsuit.
A copy of the press release and complaint are filed as exhibits hereto and are incorporated herein by reference.

Exhibit Index

1.	Press Release issued September 29, 2009
2.	Complaint filed September 29, 2009 in the United States District Court for the Southern District of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 29, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Tal Levitt
Name: Tal Levitt
Title: Director and Secretary